CM 8/9



SECURITIES A[illegible] ...N
W[illegible]

05043772

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SEC FILE NUMBER
8-36138

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2004 (MM/DD/YY) AND ENDING 04/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OAK TREE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 CITRUS CIRCLE
(No. and Street)

WALNUT CREEK CA 94598
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. PIERCE BROWNELL, CPA (415) 491-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL, CPA
(Name — *if individual, state last, first, middle name*)

7 MT. LASSEN DR. #D-254 SAN RAFAEL, CA 94903
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 8/9/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL M. QUESADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAK TREE SECURITIES, INC., as of APRIL 30, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public



SEC MAIL PROCESSING
RECEIVED
JUL 2 5 2005
WASH, D.C. 192 SECTION

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK TREE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2005

1) NATURE OF BUSINESS AND PRINCIPAL ACCOUNTING POLICIES

a) Oak Tree Securities, Inc., hereafter referred to as the Company, sells mutual funds, limited partnerships and other securities to its clients. In accordance with the provisions of Rule 15c3-3, paragraph (k)(2)(ii), the Company does not handle client funds, but forwards their payments with their application for the particular investment purchased.

The Company pays its representatives their commission when the commission due the Company is received.

b) Revenues and expenses are recorded when earned or incurred rather than when the cash is received or paid. Commission revenue and the related commission expense is recorded on the trade date of the transaction.

c) Depreciation is based on a five year life using the straight line method.

d) Cash and Cash Equivalents-For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents, including US Treasury bills, which have been included in the Company's assets as shown on Exhibit A.

e) Estimates-The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include depreciation and income taxes.

2) RELATED PARTY TRANSACTIONS

Daniel M. Quesada, the Class A shareholder discussed below owns 100% of Daniel M. Quesada, Inc. During the year ended April 30, 2005, Daniel M. Quesada, Inc. charged the Company $70,276 for management, rent of office, secretarial and office expense including $12,000 for Quesdada's management fee. The comparable total for the year ended April 30, 2004 was $82,763.


SEC MAIL
RECEIVED
PROCESSING
2005
WASH. D.C.
192
SECTION

3) INCOME TAXES

The Company reports its income on the cash method of accounting for income tax purposes; the Company uses accrual method of accounting for financial statements. These financial statements include annual depreciation based on 20% of the cost of purchased assets. For income tax purposes, these assets are usually expensed when purchased. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company's representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income. Also, these financial statements include an unrealized gain for an increase in market value of NASDAQ stock which is not reported for tax purposes until the security is sold. Finally, the losses for the years ended April 30, 2003, 2004 and 2005 creates an offset to future years taxable income. Because the net effect of these differences is a reduction in taxable income in future years, there is a tax benefit. To allow for the possibility that not all of the tax benefit created by these losses years would be used would be utilized, there is a 50% reduction in the benefit known as valuation reserve. The Company has an unrealized gain on its NASDAQ Stock, which reduces the tax benefit discussed below because the stock would create a liability if sold.

These operating losses and unrealized gain discussed above, when netted with the 50% valuation reserve, produce a net tax benefit of $3,275, which when netted with the deferred tax benefit of commissions /receivable and liability created by depreciation differences above of $41 produces a net tax benefit of $744 shown on Exhibit A.

The comparable amount for the year ended April 30, 2004 was a deferred tax benefit $3,237.

4) CONTINGENCIES-The Company is involved in three actions, one of which was settled by arbitration during the year ended April 30, 2005, are discussed below:

a) Dynacorp Financial Stragedies-(DFS)-Was an entity that was supposed to buy the receivables of healthcare providers with funds received from investors. Instead DFS' founder, Robert E. Verner, after several years of successful operations, used the funds for his personal use and he has pleaded guilty to fraud.

Although none of OTS clients are claiming damages from OTS or its representatives, persons representing Bank of New York (BNY), the primary trustee, are claiming that OTS and other broker dealers should be brought in the action. To date OTS has had legal fees defending the action of BNY's representatives. The total invested by clients of OTS was $155,000. All representatives have paid their share of legal expenses, which to date has been the only expense of this action, except Andrew Bewley.

b) Andrew Bewley was one OTS' representatives, who sold partnership interests in DFS to his client(s). He was contesting his assessments 52.84% of legal fees incurred in (a) above. His percentage is based in his clients investment to the total of Oak Tree's clients' investments. Bewley did not think he should be responsible for an investment approved by Oak Tree; Oak Tree is stating he signed an agreement stating he is responsible for expenses incurred on behalf of his clients. Bewley had about $20,000 in commissions, which Oak Tree was withholding pending the outcome on the arbitration on September 14, 2004.

The arbitrator decided mostly in favor of Brewley. Brewley got amounts for reasonable legal fees, arbitration costs and part of commissions withheld, all of which totaled $20,085. This amount and the Company's own legal fees are shown on Exhibit B under professional fees and settlements.

c) Shinkle-This claimant has previously been to NASD arbitration and is back again. He believes Oak Tree's former representative, Walsvick should have sold his 401(k) stock totaling about 22,000 shares. Walsvick had claimed that he advised Shinkle to sell but was told not to sell until the price of JPS stock reached $180, which it never did. The total exposure is substantial, far in excess of the Company's net worth. It is expected that this case will go to arbitration on or after April 30, 2006 so no provision is made in these financial statements for year ended April 30, 2005.

5) COMMON STOCK

The Company has two classes of common stock: Class A shareholders (currently, one) are entitled to vote for two directors and class B shareholders (currently 10) are entitled to vote for two directors.

6) CASH DEPOSIT

The Company's clearing broker, Wedbush Morgan is holding approximately $15,000 as a deposit for unpaid securities' transactions.

7) NASDAQ STOCK MARKET STOCK
The Company is holding 600 shares and 1,100 warrants for some of its representatives who have paid for the stock of NASDAQ Stock Market, Inc or its warrants. The total paid by the representatives and the related amount the Company has paid is shown on Exhibit A under assets, $23,200. The 300 shares purchased and owned by the Company has been increased from $1,875 to $5,148 to reflect its market value on April 30, 2005. The unrealized gain is shown as a part of total income on Exhibit B.

8) LEASE-Daniel M. Quesada, Inc is the lessee of Oak Tree's premises and as discussed in Note 2 above gets reimbursed for 75% of the rent from Oak Tree. Oak Tree's share of the monthly rent for the current lease ending Octber 31, 2005 is $1,119 from November 1, 2002 to October 31, 2003,$1,222.50 from November 1, 2003 to October 31, 2004 and $1,256.25 from November 1, 2004 to October 31, 2005.

EXHIBIT D